SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): September 29, 2006

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(b) On September 29, 2006, the Company announced that two members of its Board of Directors, Deborah R. Marshall and Marta Ryman, have decided not to stand for reelection when their terms expire in May of 2007. For additional information, reference is made to the press release attached hereto as Exhibit 99, and incorporated herein by reference.

Exhibit
99   News release of Alaska Pacific Bancshares, Inc. dated September 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: September 29, 2006   By: /s/ Roger K. White
                                         Senior Vice President and
                                          Chief Financial Officer

Exhibit 99

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

Juneau, Alaska, September 29, 2006 – Alaska Pacific Bancshares, Inc. today announced that Deborah R. Marshall and Marta Ryman have both decided not to stand for reelection to its board of directors in 2007.   Marshall and Ryman will both continue to serve as directors of Alaska Pacific Bancshares, Inc. and Alaska Pacific Bank until the company's 2007 Annual Meeting of Shareholders, typically held in May.

Marshall will have served on the board for sixteen years when she steps down next year, having served in recent years as the chair of the board's strategic planning and human resources committees. Marshall has served through the transition from a mutually owned savings and loan association to the commercial banking model of Alaska Pacific Bank under the parent company of Alaska Pacific Bancshares, Inc. Marshall's background as a local restaurateur, and investment consultant has served the bank well through the transformation process.

Ryman, who originally served as a member of the bank's advisory board in Sitka, Alaska, will end six years of service on the bank's board of directors. Ryman, former chairman and current director of the Shee Atika Corporation based in Sitka, Alaska, and previously retired from the State of Alaska, plans on enjoying a well-deserved retirement focused on family and friends.

Alaska Pacific Bancshares, Inc. is the holding company for Alaska Pacific Bank, a federally chartered savings bank headquartered in Juneau, Alaska, servicing the region of Southeast Alaska for over 70 years with customers throughout the state and Pacific Northwest. The bank has $184 million in total assets with six offices throughout the region, and is traded under the symbol AKPB.

Contact: Roger K. White
                  Senior Vice President & CFO
                  907-790-5135